Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY ADVANCE HOLDINGS, LLC: RVLV-0001

October 5, 2018

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.  THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara Ransom, Assistant Director
Danilo Castelli, Staff Attorney
Jennifer Lopez-Molina, Staff Attorney
Bill Thompson, Accounting Branch Chief
Ta Tanisha Meadows, Staff Accountant

Re:	Advance Holdings, LLC
Revolve Group, Inc.
Registration Statement on Form S-1
Filed September 28, 2018
File No. 333-227614
Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Advance Holdings, LLC (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 filed on September 28, 2018 (the “Registration Statement”).  Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 5, 2018	BY ADVANCE HOLDINGS, LLC: RVLV-0001

this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment.  For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.  Acronyms used but not defined herein shall have the meanings set forth in the Registration Statement.

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and to provide an update regarding offering timing considerations.  Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with SEC guidance.  This preliminary price range was determined based, in large part, on various discussions that took place during the weeks of September 25, 2018 and October 1, 2018 among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, the lead underwriters for the offering.

The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors. Further, while the Company expects to implement a reverse split in connection with its conversion to a corporation and reflect such split in the same amendment to the Registration Statement that includes the estimated preliminary price range, all per unit numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about October 12, 2018 and commencing its road show as early as such date, with a target pricing date as early as October 24, 2018.

Option Issuances by the Company since October 1, 2017

To facilitate the Staff’s review, the table below contains a complete list of all grants of options to purchase the Company’s Class A units made from October 1, 2017 through the date of this letter (the “Review Period”). The Company has not made any other equity incentive grants during the Review Period.

Grant Date	Class A Units Underlying Options Granted	Exercise Price Per Unit	Fair Value Per Class A Unit at Grant Date
April 10, 2018	8,415,583	$0.52	$0.52
June 4, 2018	2,187,365	0.52	0.52
June 13, 2018	406,173	0.52	0.52
August 5, 2018	14,021,440	0.70	0.70
September 3, 2018	185,714	0.70	0.70

In addition, the Company expects to issue additional options to purchase Class A units during the week of October 8, 2018 at an exercise price equal to the initial public offering price in the Company’s initial public offering.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 5, 2018	BY ADVANCE HOLDINGS, LLC: RVLV-0001

Overview of Option Pricing and Fair Value Determinations

Each time the Board has granted options, the Board has granted those options with an exercise price intended to be equal to the fair value of the underlying units on the date of the grant.  Given the absence of an active trading market for the Company’s equity, determining the fair value of the Company’s Class A units requires the Board to make complex and subjective judgments.  In doing so, the Board considered a combination of valuation methodologies.

The Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”).  The Company obtained contemporaneous independent valuations from a nationally recognized independent valuation firm, to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Aid.

Throughout the Review Period, the Board consisted of individuals with significant experience in business, finance, and investing and in valuing companies, including determining the fair value of the common equity of such companies.  In each instance, the Board reached its determination of the estimated fair value of the Company’s Class A units after discussion and made its determination in good faith, based on the information available on the date of grant, including the methodology and key assumptions in the third-party valuations described in additional detail below.

Each fair value estimate was based on a variety of factors, which included the following:

•	contemporaneous valuations performed by an unrelated third-party valuation firm;

•	the prices, rights, preferences and privileges of the Company’s Class T units relative to those of its Class A units;

•	the lack of marketability of the Company’s equity;

•	the Company’s actual operating and financial performance;

•	then current business conditions and projections;

•	the Company’s history and the timing of the introduction of new brands and products and improvements to its platform;

•	the Company’s stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company’s business given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 5, 2018	BY ADVANCE HOLDINGS, LLC: RVLV-0001

In valuing the Company’s Class A units, the Board determined the equity value of our business generally using various valuation methods, including combinations of methods, as deemed appropriate under the circumstances applicable at the valuation date and was supported by contemporaneous independent third-party valuations.

Stay-Private Scenario

In connection with the valuation, the Board considered a stay private scenario and estimated value based on a hybrid of a market approach and income approach.

The market approach estimates value based on a comparison of the subject company to comparable companies in a similar line of business. For stay private scenario, publicly traded ecommerce companies were considered and companies similar to the Company in size and business model were selected. A representative market value multiple was determined based on the comparable companies, which was applied to the Company’s operating results to estimate the value of the Company. For purposes of the stay private scenario, the market value multiple was determined based on application of revenue multiples to the comparable companies’ forecasted future 12-month revenue.

The income approach estimates value based on the expectation of future cash flows that a company will generate—such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the Company’s industry, or similar lines of business as of each valuation date, and is adjusted to reflect the risks inherent in the Company’s cash flows.

To estimate the equity value of the Company in connection with the stay private scenario, the value implied by the market approach and the income approach were given equal weight.

The option pricing method (“OPM”) was then applied to determine the fair value of the Company’s Class A units. The OPM treats common and preferred equity as call options on a business, with exercise prices based on the liquidation preference of the preferred equity. Therefore, the common equity only has value if the funds available for distribution to the holders of common equity exceeds the value of the liquidation preference of the preferred equity at the time of a liquidity event, such as a merger, sale, or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by equityholders. The common equity is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. The estimated value was then discounted by a non-marketability factor (discount for lack of marketability, or DLOM) due to the fact that equityholders of private companies do not have access to trading markets similar to those enjoyed by equityholders of public companies, which impacts liquidity.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 5, 2018	BY ADVANCE HOLDINGS, LLC: RVLV-0001

IPO Scenarios

In connection with the valuation, the Board considered initial public offering scenarios and estimated value using the probability weighted expected return method (“PWERM”). The PWERM employs various market approach calculations depending upon the likelihood of various liquidation scenarios. For purposes of the PWERM, consumer product companies that had recently completed initial public offerings were selected and a representative market value of enterprise value to trailing 12-month revenue was determined. For each of the scenarios, an equity value is estimated and the rights and preferences for each equityholder class are considered to allocate the equity value to common equity. The common equity value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. For the purposes of the PWERM, two time horizons for an initial public offering were assumed. Lastly, the common equity value is multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based upon discussions with management. In addition, an appropriate discount adjustment was considered to recognize the lack of marketability due to being a private company.

Finally, to determine the fair value of the Class A units, the Board weighted the per Class A unit fair value implied by stay private and IPO scenarios described above.

April and June 2018 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s Class A units as of March 31, 2018 on a non-marketable interest basis.  The valuation report was dated as of May 10, 2018. The Company contemplated two IPO scenarios (1) an initial public offering on November 30, 2018 and (2) an initial public offering on April 30, 2019. The Company applied a weighting of 70% and 30% to the stay private scenario and IPO scenarios (with 50% weighting to each of the early and later term initial public offering scenarios under the PWERM), respectively, in determining the value per Class A unit.  The valuation used a DLOM of 20.9% for the stay private scenario value and a DLOM of 15.2% for the IPO scenario value.  Based on the factors noted above and the independent valuation, the Board determined that the fair value of Company’s Class A units was $0.52 per unit in April and June 2018 with an exercise price of $0.52 based on this valuation.  There were no significant changes in the Company’s business, operations or platform between the date of the third-party valuation report and each such grant date.

August and September 2018 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s Class A units as of June 30, 2018 on non-marketable interest basis. The valuation report was dated as of July 20, 2018. The Company contemplated two IPO scenarios (1) an initial public offering on October 31, 2018 and (2) an initial public offering on April 30, 2019. The Company applied a weighting of 50% and 50% to the stay private scenario and IPO scenarios (with 75% and 25% to the early and later term initial public offering scenarios under the PWERM), respectively, in determining the value per Class A unit.  The valuation used a DLOM of 21.9% for the stay private scenario value and a DLOM of 12.4% for the IPO scenario value.  The increase in fair value in the interim period between June 2018 and the dates of the August and September 2018 grants was driven by the Company’s progress towards an initial public offering (and associated re-weighting between the stay private and IPO scenarios and between the near and later term IPO scenarios), an increase in the Company’s projected revenue for the 12 months following the valuation date and an increase in the market multiples for the stay private and IPO scenarios. Based on the factors noted above and the independent

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 5, 2018	BY ADVANCE HOLDINGS, LLC: RVLV-0001

valuation, the Board determined that the fair value of Company’s Class A units was $0.70 per unit in August and September with an exercise price of $0.70 based on this valuation.  There were no other significant changes in the Company’s business, operations or platform between the date of the third-party valuation report and each such grant date.

The Company believes the difference between the fair value of its common equity as of September 3, 2018 and the preliminary price range, as recommended by the underwriters, is the result of the following factors:

•

Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Equity Interests in the Company. The valuation that was used by the Board as part of its determination of the fair value of the Company’s Class A units as of September 3, 2018 reflected the illiquidity of the Company’s equity on that date and the uncertainty of the initial public offering. The difference between the fair value of the Company’s Class A units as of September 3, 2018 and the lower bound of the preliminary price range reflects a discount of approximately [***]%. Given the proximity to the completion of the Company’s initial public offering, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•

Different Valuation Methodology. The preliminary price range for the initial public offering was determined in consultation with the underwriters without reference to the methodologies described above or any other single valuation methodology. The price range is based in large part on the underwriters’ substantial experience and expertise in advising companies on initial public offerings, their experience in capital markets generally and in establishing a price range for an initial public offering of a growth-oriented, ecommerce company.

Conclusion

The Company believes that the fair values for its Class A units applicable to each option grant are appropriate and demonstrate the efforts of the Board and the Company to consider all relevant factors in determining fair value at each valuation date.  The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

Sensitivity Analysis

In addition to the above assessment, the Company evaluated the potential impact to its financial statements had the Company assumed a fair market value per Class A unit of $0.70 for each of the April and June 2018 grants and calculated potential annual impact of approximately $348,000 to total stock based compensation in the first year (given the impact of a grant with a one-year vesting period), which represents approximately 0.2% of 2017 total operating expenses, and approximately $289,000 for subsequent years, which represents less than 0.17% of 2017 total operating expenses.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 5, 2018	BY ADVANCE HOLDINGS, LLC: RVLV-0001

Please direct any questions with respect to this letter to the undersigned at (206) 883-2524 or mnordtvedt@wsgr.com.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation
By:	/s/ Michael Nordtvedt
Michael Nordtvedt

Enclosures

Cc:	Mike Karanikolas
Jesse Timmermans
Advance Holdings, LLC
Thomas Holden
Ropes & Gray LLP
Jeffrey Rawlins
KPMG LLP